# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AEVEX Corp., CIK 0002096300
CUSIP: 00835T107
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 440 Stevens Ave. #150, Solana Beach, California (CA), 92075
Date of event which requires filing of this statement: 09/08/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001894225

## Reporting persons
- Razor's Edge Fund III, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,727,273; sole dispositive power 0; shared dispositive power 12,727,273; aggregate amount beneficially owned 12,727,273 (18.4% of the class)
- Razor's Edge Fund III-A, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,727,273; sole dispositive power 0; shared dispositive power 12,727,273; aggregate amount beneficially owned 12,727,273 (18.4% of the class)
- Razor's Edge Ventures III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,727,273; sole dispositive power 0; shared dispositive power 12,727,273; aggregate amount beneficially owned 12,727,273 (18.4% of the class)
- Black Sea Technologies LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,727,273; sole dispositive power 0; shared dispositive power 12,727,273; aggregate amount beneficially owned 12,727,273 (18.4% of the class)

## Item 1. Issuer
Name of issuer: AEVEX Corp.
Address of issuer's principal executive offices: 440 Stevens Ave. #150, Solana Beach, CA, 92075.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Razor's Edge Fund III, LP ("RE Fund III")
Razor's Edge Fund III-A, LP ("RE Fund III-A")
Razor's Edge Ventures III, LLC ("RE Ventures III")
Black Sea Technologies LLC ("Black Sea")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
1875 Explorer Street, Suite 560
Reston, VA 20190
Citizenship: All of the Reporting Persons were organized in Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of Class A common stock of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of 12,727,273 shares of Class A common stock directly held by Black Sea.

RE Fund III and RE Fund III-A collectively own a controlling interest in Black Sea and share voting and investment authority over the shares held by Black Sea.

As the general partner of each of RE Fund III and RE Fund III-A, RE Ventures III shares voting and investment authority over the shares held by Black Sea.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the shares of Class A common stock of the Issuer beneficially owned by such Reporting Person and is incorporated by reference. The percentage set forth in each row 11 is based upon the sum of: (i) 56,470,333 shares of Class A common stock outstanding on August 12, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2026, and (ii) 12,727,273 shares of Class A common stock issued to Black Sea on September 8, 2026.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Razor's Edge Fund III, LP: /s/ Mark Spoto, By Razor's Edge Ventures III, LLC, its general partner, By Mark Spoto, Managing Partner (09/15/2026)
- Razor's Edge Fund III-A, LP: /s/ Mark Spoto, By Razor's Edge Ventures III, LLC, its general partner, By Mark Spoto, Managing Partner (09/15/2026)
- Razor's Edge Ventures III, LLC: /s/ Mark Spoto, By Mark Spoto, Managing Partner (09/15/2026)
- Black Sea Technologies LLC: /s/ Jack Kerrigan, By Jack Kerrigan, Manager (09/15/2026)